UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

E2open Parent Holdings, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

29788T103
(CUSIP Number)

William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of America
New York, NY 10104
Phone: 212-476-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T103	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,747,831 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,747,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,747,831 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	This amount includes 10,140,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund.

(2)
This percentage is based on an aggregate 318,110,063 Shares outstanding, which is the sum of: (i) 307,970,063 Shares outstanding as of July 8, 2024, according to the quarterly report on Form 10-Q filed by the Issuer on July 10, 2024; plus (ii) 10,140,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund, which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP NO. 29788T103	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,747,831 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,747,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,747,831 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	This amount includes 10,140,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund.

(2)
This percentage is based on an aggregate 318,110,063 Shares outstanding, which is the sum of: (i) 307,970,063 Shares outstanding as of July 8, 2024, according to the quarterly report on Form 10-Q filed by the Issuer on July 10, 2024; plus (ii) 10,140,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund, which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP NO. 29788T103	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,747,831 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,747,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,747,831 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	This amount includes 10,140,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund.

(2)
This percentage is based on an aggregate 318,110,063 Shares outstanding, which is the sum of: (i) 307,970,063 Shares outstanding as of July 8, 2024, according to the quarterly report on Form 10-Q filed by the Issuer on July 10, 2024; plus (ii) 10,140,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund, which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP NO. 29788T103	Page 5 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2021, as amended by Amendment No. 1, filed by the Reporting Persons on June 1, 2021, Amendment No. 2, filed by the Reporting Persons on September 3, 2021, and Amendment No. 3, filed by the Reporting Persons on November 14, 2023 (together with this Amendment No. 4, the “Schedule 13D”), relating to the Class A common stock (the “Shares”) of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with their regular review of their investment in the Issuer, and based on current market conditions and other factors, the Reporting Persons have engaged in and/or may engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors, shareholders and/or debtholders of the Issuer, legal, financial, regulatory, technical, industry or other advisors, potential sources of financing, or other persons, regarding, among other things, a possible negotiated merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization, purchase or license of a material portion of the assets or properties of, or other similar negotiated transaction relating to the Issuer, the Issuer’s operations, governance, control and business, and other matters related to the Issuer or the Reporting Persons’ investment in the Issuer. In connection with such communications, NBIA has entered into a customary non-disclosure agreement with the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 4 is incorporated by reference herein.

CUSIP NO. 29788T103	Page 6 of 6 Pages
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

July 26, 2024	By:	/s/ Brad Cetron
Managing Director

Neuberger Berman Investment Advisers LLC

July 26, 2024	By:	/s/ Brad Cetron
Managing Director

Neuberger Berman Investment Advisers Holdings LLC

July 26, 2024	By:	/s/ Brad Cetron
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)